Exhibit 17.4

Larry R. Wendling

7060 Rock Woods Place

Worthington, Ohio 43085

February 28, 2008

Mr. Robert Skandalaris

Chairman of the Board of Directors

Noble International, LTD.

840 West Long Lake Road, Suite 601

Troy, MI. 48098

Dear Bob,

After much thought and consideration, it is with regret that I must inform you that I am resigning as a Director of Noble International, LTD chairman of the Compensation and Governance Committees effective as of February 29, 2008 at 8:00 am. The reason for this resignation is based upon my inability to devote the time required to be an effective member of the Board. I have enjoyed the opportunity to server on the Board over the last several years and wish Noble the best as it continues to grow in the market.

If you have any questions regarding matters of the committees that I served, please do not hesitate to contact me.

Sincerely

Larry R. Wendling